06013639

TENAGA NASIONAL BERHAD (200866-W)

Exemption File No. 82-3677

Our Ref : TNB / IRD 1/7/2.1

May 17, 2006

RECEIVED MAY 25 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 213

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W
Washington D.C 20549
U.S.A

SUPPL

Re: Tenaga Nasional Berhad Exemption No. 82-3677

Enclosed is the copy of Bursa Malaysia Announcements from January 2006 to April 2006, 1st Half Results Announcement FY 2006 and the letter on the Status of ADR, submitted to you in order to maintain our exemption pursuant to Rule 12g3 – 2(b) under the Securities Exchanged Act 1934 ("Exchange Act"). We also confirm that the Schedule of information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter and return it to us in the enclosed envelope.

Thank you.

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

S. KALAVATHY
GENERAL MANAGER
INVESTOR RELATIONS AND MANAGEMENT REPORTING
GROUP FINANCE DIVISION
TENAGA NASIONAL BERHAD

c.c – Bank of New York, Hong Kong Branch

5/31

TENAGA NASIONAL BERHAD (200866-W)

Our Reference: TNB/IRD 1/7/2.1

April 14, 2006

Bursa Malaysia Securities Berhad
9th Floor, Listing Division
Exchange Square
Bukit Kewangan
(Attention: Ms. Lisa Lam/Ms. Wong)

SEC MAIL PROCESSING SECTION RECEIVED MAY 25 2006 WASH. D.C. 213

Status Report On ADR

With reference to the above, we are pleased to furnish below the information required under Para 8.18 pertaining to the Sponsorship of American Depository Receipts or Global Depository Receipts Programmes.

a) Name of Custodian : Maybank Berhad

b) Number of Custodian : 1

c) Number of Ordinary Shares held as at 31st March 2006
1,382,525 (One Million Three Hundred Eighty Two Thousand and Five Hundred Twenty Five Only)

d) Percentage of ADR against issued and paid-up capital: 0.034 (<5%)

We also enclose the letter from Maybank dated April 3, 2006 confirming the total number of ordinary shares held under TNB's ADR programme.

Thank you,

Yours sincerely,

RECEIVED 18 APR 2006

(NOR ZAKIAH ABDUL GHANI)
COMPANY SECRETARY

c.c. - Bank of New York, Hong Kong Branch
- U.S. Securities and Exchange Commission

Maybank

Our ref : CUSTODY/CKE/HLL/TNB
Date : Apr 3, 2006

Pn Julia
copy to Pn Calvarty
7/4

The Company Secretary
TENAGA NASIONAL BERHAD
129 Jalan Bangsar
59200 Kuala Lumpur

Fax : 2284 0095

SETIAUSAHA SYARIKAT
DITERIMA
17 APR 2006
15
TENAGA NASIONAL BERHAD

Attn : En Khairul Nazrin / Cik Haslinda

Dear Sir,

SPONSORED LEVEL1 ADR PROGRAM

We are pleased to confirm that the total number of ordinary shares held under the ADR program of your Company, where Maybank is the Custodian :

CDS Account No.	No. Of Ordinary shares held	As at date Ending
201 001 026657486	1,382,525 (One Million Three Hundred Eighty Two Thousand and Five Hundred Twenty Five Only)	31st March 2006

4,044,585,987

Thank you.

Yours faithfully,
for Maybank

ROSLIN BT MOHD JAAFAR
019218

HO LIAN TECK
Head
Custody Services

CHEW KOON ENG
Head, Operations
Custody Services

c.c Bursa Malaysia Berhad
Attn :En Johan Abdullah
Listing Department

c.c The Bank of New York
Attn : Ms Karyn Hairston

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE 2nd QUARTER ENDED 28 FEBRUARY 2006

(Amounts in RM million unless otherwise stated)

	INDIVIDUAL QUARTER		CUMULATIVE	
	CURRENT YEAR QUARTER 28.02.2006	PRECEDING YEAR CORRESPONDING QUARTER 28.02.2005	CURRENT YEAR TO DATE 28.02.2006	PRECEDING YEAR CORRESPONDING PERIOD 28.02.2005
Revenue	4,831.4	4,640.8	9,742.8	9,185.6
Operating expenses	(4,147.4)	(3,951.4)	(8,239.8)	(7,598.8)
Other operating income	118.4	82.9	222.0	170.4
Operating profit	802.4	772.3	1,725.0	1,757.2
Foreign exchange				
- Translation gain/(loss)	116.5	78.2	479.0	(360.6)
- Transaction gain/(loss)	9.6	(31.8)	(131.3)	(35.1)
Share of results of associates	0.1	31.9	7.9	67.4
Profit before finance cost	928.6	850.6	2,080.6	1,428.9
Finance cost	(385.9)	(343.4)	(789.0)	(705.2)
Profit from ordinary activities before taxation	542.7	507.2	1,291.6	723.7
Taxation				
- Company and subsidiaries	(117.0)	(112.0)	(133.0)	(132.1)
- Deferred taxation	(26.7)	(71.7)	(153.8)	(240.0)
- Share of taxes in associates	(0.1)	(14.0)	(1.4)	(22.2)
Profit from ordinary activities after taxati(	398.9	309.5	1,003.4	329.4
Minority interests	0.6	(14.4)	(8.3)	(25.8)
Net profit for the period	399.5	295.1	995.1	303.6
	Sen	**Sen**	**Sen**	**Sen**
Earnings per share-Basic	12.36	9.24	30.80	9.56
Earnings per share-Diluted	12.11	9.16	30.07	9.47

The unaudited Condensed Consolidated Income Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

B. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 28 FEBRUARY 2006

(Amounts in RM million unless otherwise stated)

	28-Feb-06	31-Aug-05
NON-CURRENT ASSETS		
Property, plant and equipment	54,785.7	54,721.0
Coal mining rights	285.3	290.7
Associates	164.8	158.7
Investments	39.7	39.7
	55,275.5	55,210.1
CURRENT ASSETS		
Inventories	1,867.7	1,741.6
Trade receivables	2,131.5	2,184.2
Other receivables	1,313.6	1,379.0
Current tax assets	113.8	101.7
Amount owing from associates	2.4	6.8
Short term investments	12.6	12.6
Marketable securities	9.3	9.4
Deposits, bank and cash balances	3,571.8	2,849.4
	9,022.7	8,284.7
CURRENT LIABILITIES		
Trade payables	(2,145.1)	(2,405.4)
Other payables	(955.5)	(1,013.3)
Amount owing to associates	(194.5)	(203.0)
Current taxation	(302.5)	(214.3)
Short term borrowings	(2,605.3)	(2,979.6)
	(6,202.9)	(6,815.6)
NET CURRENT ASSETS	2,819.8	1,469.1
LONG TERM LIABILITIES		
Borrowings	(27,220.0)	(27,008.8)
Consumer deposits	(2,047.0)	(1,952.3)
Employee benefits	(2,299.6)	(2,248.2)
Other liabilities	(80.3)	(79.4)
Deferred taxation	(6,151.6)	(5,997.8)
Deferred income	(2,548.7)	(2,505.9)
Government development grants	(685.3)	(686.0)
	(41,032.5)	(40,478.4)
	17,062.8	16,200.8
FINANCED BY:		
Share capital	3,234.8	3,220.7
Share premium	4,094.6	3,989.6
Revaluation and other reserves	866.2	844.7
Retained profits	8,742.0	8,030.5
SHAREHOLDERS' FUNDS	16,937.6	16,085.5
Minority interests	125.2	115.3
	17,062.8	16,200.8
	Sen	Sen
NET ASSETS PER SHARE	527	503

The unaudited Condensed Consolidated Balance Sheets should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

C. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS AT 28 FEBRUARY 2006

(Amounts in RM million unless otherwise stated)

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2005	3,220.7	3,989.6	844.7	8,030.5	16,085.5
Reclassification adjustment	-	-	4.2	(4.2)	-
	3,220.7	3,989.6	848.9	8,026.3	16,085.5
Currency translation differences	-	-	17.3	-	17.3
Net profit for the 6-month period	-	-	-	995.1	995.1
Dividend paid for FY2005	-	-	-	(279.4)	(279.4)
Issuance of share capital - share options *	14.1	105.0	-	-	119.1
As at 28 February 2006	3,234.8	4,094.6	866.2	8,742.0	16,937.6

* Exercise of options representing 14,086,900 ordinary shares of RM1 each in TNB under the Employees' Share Option Scheme II ("ESOS II").

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2004	3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Currency translation differences	-	-	(7.1)	-	(7.1)
Net profit for the 6-month period	-	-	-	303.6	303.6
Dividend paid for FY2004	-	-	-	(322.0)	(322.0)
Issuance of share capital - share options	52.2	387.9	-	-	440.1
As at 28 February 2005	3,200.5	3,839.3	1,023.2	7,150.0	15,213.0

The unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

D. UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 28 FEBRUARY 2006

(Amounts in RM million unless otherwise stated)

	2nd Quarter ended 28-Feb-06	2nd Quarter ended 28-Feb-05
Operating activities		
Cash generated from operations	2,696.4	2,637.4
Retirement benefits paid	(96.6)	(72.9)
Consumer contributions received	193.1	184.2
Customer deposits received	94.7	93.2
Tax paid	(54.6)	(13.7)
Tax refund received	-	18.3
Net cash inflow from operating activities	2,833.0	2,846.5
Investing activities		
Investments:		
- purchases	-	(75.7)
- dividend income received	1.1	-
Interest income received	52.3	60.3
Property, plant and equipment:		
- purchases	(1,455.7)	(1,501.4)
- disposals	0.2	0.7
Net cash flow from investing activities	(1,402.1)	(1,516.1)
Financing activities		
Bank borrowings:		
- new drawdowns	1,592.4	2,790.7
- repayments	(1,305.2)	(4,528.7)
Interest paid	(859.2)	(826.9)
Dividends paid	(279.4)	(322.0)
Proceeds from issuance of shares	119.1	440.1
Purchase loan stocks from minority interest	1.6	-
Others	(1.2)	96.2
Net cash flow from financing activities	(731.9)	(2,350.6)
Changes in cash and cash equivalents	699.0	(1,020.2)
Currency translation differences	(2.3)	(0.9)
Cash and cash equivalents		
- at start of period	2,833.4	3,746.4
- at end of period	3,530.1	2,725.3

The unaudited Condensed Consolidated Cash Flow Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

E. EXPLANATORY NOTES

(Amounts in RM million unless otherwise stated)

1) BASIS OF PREPARATION

This interim report is unaudited and has been prepared in accordance with the Financial Reporting Standards ('FRS') 134 "Interim Financial Reporting" issued by Malaysian Accounting Standards Board and paragraph 9.22 of the BURSA MALAYSIA Listing Requirements, and should be read in conjunction with the Group's financial statements for the financial year ended 31 August 2005.

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual audited financial statements for the financial year ended 31 August 2005.

2) AUDIT QUALIFICATION

The annual audited financial statements for the financial year ended 31 August 2005 were not subject to any qualification.

3) SEASONAL OR CYCLICAL FACTORS

The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

4) UNUSUAL ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME or CASH FLOWS

There were no unusual items of nature, size or incidence that affect the assets, liabilities, equity, net income or cash flows of the Group during the period.

5) MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This note is not applicable.

6) DEBT AND EQUITY SECURITIES

(a) On 9 February 2006, TNB announced that it has signed a fixed rate Term Loan Facility Agreement for an amount of RM1.0 billion with Malayan Banking Berhad.

(b) With reference to earlier announcement made on 17 August 2005, on 23 January 2006 TNB announced the completion of all the Conditions Precedent pursuant to the Subscription Agreement and Shareholders Agreement signed between TNB Energy Services Sdn.Bhd. and Worldwide Landfills Sdn.Bhd.

(c) For the period ended 28 February 2006, 14,086,900 ordinary shares of RM1 each were issued under the Employees' Share Option Scheme II ("ESOS II").

Except for the above, there were no other issuance, cancellation, repurchases, resales and repayments of debt and equity securities during the period.

7) DIVIDEND PAID

In respect of the financial year ended 31 August 2005, a final gross dividend of 12.0 sen per share, less income tax of 28% amounting to RM279.4 million was paid on 9 January 2006.

8) SEGMENTAL REPORTING

As the principal activities of the Group are the generation, transmission, distribution and sale of electricity in Malaysia, segmental reporting is deemed not necessary.

9) VALUATION OF PROPERTY, PLANT & EQUIPMENT

The Directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised) "Property, Plant and Equipment" as adopted by Malaysian Accounting Standards Board which allow the freehold land, leasehold land, buildings and civil works to be stated at their previous years' valuations less depreciation. Accordingly, these valuations have not been updated.

10) MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material events during the quarter.

11) CHANGES IN THE COMPOSITION OF THE GROUP

There were no material changes in the composition of the Group during the quarter.

12) CONTINGENT LIABILITIES

Contingent liabilities of the Group include the following:-

	As at 28 February 2006	As at 31 August 2005
Claims by third parties	949.6	776.1
Trade guarantees and performance bonds	5.5	5.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	67.8	68.4
	1,130.9	958.0

Claims by third parties include claims by contractors, consumers and former employees. These claims are being addressed and the Directors are of the opinion that their ultimate resolution will not have a material effect on the financial position of the Group.

13) CAPITAL COMMITMENTS

	As at 28 February 2006
Property, plant and equipment committed over a 5 year period	
Authorised but not contracted for	17,218.6
Contracted but not provided for in the financial statements	2,282.0
	19,500.6

14) RELATED PARTY TRANSACTIONS

On 17 March 2006, TNB announced it has endorsed the Company to enter into a related party transaction with Messrs Zaid Ibrahim & Co., a legal firm in which Datuk Mohd Zaid bin Ibrahim, a Non Independent Non Executive Director of TNB is a Chairman/Partner, for the provision of legal service to undertake a legal due diligence exercise.

The transaction would not have any effect on the issued and paid up share capital and shareholding structure of TNB as well as not have any material effect on the earnings per share or NTA per share of TNB Group for the financial year ending 31 August 2006.

Save for Datuk Mohd Zaid bin Ibrahim (who has abstained from all Board deliberations and voting on the transaction), none of the Directors or Major Shareholders of TNB or persons connected to the Directors or Major Shareholders of TNB have an interest, direct or indirect, in the said transaction. The Board, having considered all aspects of the transaction is of the opinion that it is undertaken on an arms-length basis and is in the best interest of the Company.

F. ADDITIONAL INFORMATION AS REQUIRED BY PART A OF APPENDIX 9B OF THE BURSA MALAYSIA LISTING REQUIREMENTS

15) REVIEW OF PERFORMANCE

(a) Performance of the current six months ended 28 February 2006 (2nd Quarter FY2006) against the corresponding six months ended 28 February 2005 (2nd Quarter FY2005):

The net profit for the Group improved from RM303.6 million to RM995.1 million an increase of RM691.5 million. This resulted mainly from higher electricity sales and the strengthening of Ringgit Malaysia against the major currencies which has resulted in foreign exchange gain for the Group.

For the six months ended 28 February 2006, the Group recorded a total revenue of RM9,742.8 million which was RM557.2 million or 6.1% higher than the corresponding period in the last financial year. The increase was mainly attributed to higher electricity sales which increased by RM529.6 million or 6.0%. The commercial and domestic sectors were the main contributors to the increase of RM244.1 million (8.1%) and RM144.8 million (9.1%) respectively.

The Ringgit Malaysia at the closing of financial period ended 28 February 2006 strengthened against the major currencies which TNB Group was exposed to. This has resulted in foreign exchange gain of RM347.7 million compared to the loss of RM395.7 million recorded in the corresponding period last financial year.

The operating expenses increased by RM641.0 million or 8.4% compared to the corresponding period last financial year. The operating profit of the Group decreased from RM1,757.2 million to RM1,725.0 million, a reduction of RM32.2 million or 1.8%. The increase in coal price was the main contributor to the higher operating expenses where the average price increased from US$49.86 to US$53.46 per tonne. The initiatives carried out by the management such as increasing efficiency and productivity and cost management have also helped in containing the burden resulted mainly from increased fuel price and higher operating costs.

(b) Performance of the current second quarter FY2006 against the corresponding second quarter FY2005:

For the quarter, the Group recorded a total revenue of RM4,831.4 million, compared to RM4,640.8 million for the same period last financial year, an improvement of 4.1% or RM190.6 million. The improvement was derived mainly from increase in electricity sales notably in the commercial and domestic sectors where the increases were RM97.5 million (6.2%) and RM48.7 million (6.2%) respectively.

The Group registered a net profit of RM399.5 million for the current quarter compared to RM295.1 million recorded for the corresponding quarter last year an increase of RM104.4 million or 35.4% resulted mainly from the improvement in operating profit and higher foreign exchange gain compared to the corresponding quarter last year.

15) REVIEW OF PERFORMANCE (continued)

ECONOMIC PROFIT STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE PERIOD	
	Current Year Quarter 28.02.2006	Preceding Year Corresponding Quarter 28.02.2005	Current Year To Date 28.02.2006	Preceding Year Corresponding Period 28.02.2005
NOPLAT computation:				
Earning Before Interest and Tax (EBIT)*	608.5	613.8	1,352.7	1,442.0
Adjusted Tax	(170.4)	(171.9)	(378.8)	(403.8)
NOPLAT	**438.1**	**441.9**	**973.9**	**1,038.2**
Economic Charge computation:				
Average Invested Capital	52,807.1	52,614.0	52,807.1	52,614.0
WACC	7.5%	7.5%	7.5%	7.5%
Economic Charge	**(988.8)**	**(985.2)**	**(1,977.6)**	**(1,970.4)**
Economic Profit/(loss)	**(550.7)**	**(543.3)**	**(1,003.7)**	**(932.2)**

EXPLANATORY NOTES

Economic Profit (EP) is a measure of value created by a business during a single period reflecting how much return a business makes over its cost of capital. In other words, it is the difference between TNB's rate of return and cost of capital.

(a) Performance of the current six months ended 28 February 2006 (2nd Quarter FY2006) against the corresponding six months ended 28 February 2005 (2nd Quarter FY2005):

The EP declined by RM71.5 million to record at negative RM1,003.7 million from negative RM932.2 million. This was due to a lower EBIT margin recorded during the period attributable to higher operating expenses.

(b) Performance of the current second quarter FY2006 against the corresponding second quarter FY2005:

The EP declined by RM7.4 million to record at negative RM550.7 million from negative RM543.3 million. This was due to a lower EBIT margin recorded during the quarter attributable to slightly higher operating expenses.

* EBIT = Operating profit adjusted for released of deferred income and other operating income.

16) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

Performance of the current quarter (2nd Quarter FY2006) against the preceding quarter (1st Quarter FY2006)

Compared to the immediate preceding quarter, the Group revenue of RM4,831.4 million for the second quarter was lower than the preceding quarter by RM80.0 million or 1.6% where the sales of electricity was lower by RM94.2 million or 2.0%.
The operating expenses increased by RM55.0 from RM4,092.4million to RM4,147.4 million or 1.3% mainly due to higher staff cost and general expenses.
The net profit for the second quarter was lower by 32.9% compared to the preceding quarter's profit of RM595.6 million.

17) CURRENT YEAR PROSPECTS

Following the continuing growth in the Malaysian economy, Management expects growth in electricity demand to be stable. In addition, the Management has embarked on several initiatives to improve the operating efficiencies and productivity. However, as prices are expected to rise which will have a significant impact on the operating costs, the Board of Directors is of the view that such circumstances may pose a challenge to the performance of the Group for FY2006.

The Company has submitted a tariff review proposal to the Government in order to address its current financial position. The Government has requested TNB to make certain adjustments to the revised tariff structure and the Company remains hopeful for the proposal to be considered. Failing to secure the tariff review will have a negative impact on the Company's financial position in the medium and long-term.

18) VARIANCE OF ACTUAL PROFIT FROM FORECAST PROFIT

This note is not applicable.

19) TAXATION

Taxation for the quarter comprised the following:-

	Individual quarter		Cumulative	
	ended 28-Feb-06	**ended 28-Feb-05**	**ended 28-Feb-06**	**ended 28-Feb-05**
Taxation for the Group	(117.0)	(112.0)	(133.0)	(132.1)
Deferred taxation for the Group	(26.7)	(71.7)	(153.8)	(240.0)
Share of taxes in associates	(0.1)	(14.0)	(1.4)	(22.2)
	(143.8)	(197.7)	(288.2)	(394.3)

The Group's effective tax rate for the period ended 28 February 2006 is lower than the statutory tax rate due to the non-taxable nature of certain income for example consumers' contribution and forex translation gain.

20) PROFIT/(LOSS) ON SALE OF INVESTMENTS

There were no disposals of any investments during the period.

21) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) There were no purchases and disposals of quoted securities during the quarter.

b) Investments in quoted securities as at 28 February 2006 are as follows:-

	Quarter ended 28 Feb 06
At cost	1.0
At carrying value	Nil
At market value	Nil

The above quoted securities are managed by external fund managers.

22) STATUS OF CORPORATE PROPOSALS

a) With reference to earlier announcements made on 22 March 2005 and 28 September 2005 in relation to the Shoaiba Phase3 Independent Water and Power Project in the Kingdom of Saudi Arabia, on 15 November 2005 TNB announced that the consortium consisting of TNB, Khazanah Nasional Berhad, Malakoff and Arabian Company For Water And Power Projects Limited has been selected as the successful bidder for the Project.
On 22 December 2005, TNB announced that the Shuaibah Water and Electricity Company has, on 21 December 2005 executed the relevant financing agreements to secure the financing required for the project. The financial close of the financing arrangement was achieved on 24 January 2006.

b) With reference to earlier announcements made on 29 April 2005 and 27 October 2005, on 5 December 2005 TNB announced that its subsidiary, Fibrecomm, has entered into a Deed of Variation with Celcom Transmission (M) Sdn.Bhd, for the purposes of varying the terms of the Deed of Assignment.

c) With reference to earlier announcements made on 5 July 2005 and 5 October 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn. Bhd. (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn. Bhd. (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn. Bhd. (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business and business assets of NUR, NUR Generation and NUR Distribution by TNB, on 30 December 2005 TNB announced that all the parties mutually agreed to extend the Cut-Off Date up to and inclusive of 31 March 2006 or such other further period as the Parties may further mutually agree upon in writing. TNB had on even date announced that all the parties have agreed to mutually extend the Cut-Off Date to 30 June 2006 with a view to concluding all the conditions precedent to the Agreement failing which the Agreement would lapse and be null and void.

d) In relation to the proposed bonus issue, we refer to the earlier announcements made on 25 October 2005, 22 November 2005, 12 January 2006, 6 February 2006 and 9 February 2006. On 28 February 2006 TNB announced that it has send notices to the holders of 3.05% 5-year unsecured convertible redeemable income securities due 2009 ('CRIS') and 2.625% guaranteed exchangeable bonds due 2007 ('GEB') via their respective trustees with regard to the adjustments to the conversion price of the CRIS and the exchange price of the GEB as a result of the Bonus Issue.

23) GROUP BORROWINGS

a) The analysis of Group borrowings classified under short and long term categories are as follows:-

	As at 28 Feb 06	**As at 31 Aug 05**
Short term - secured	368.5	256.0
- unsecured	2,236.8	2,723.6
Sub-total	2,605.3	2,979.6
Long term - secured	3,443.9	3,443.2
- unsecured	23,776.1	23,565.6
Sub-total	27,220.0	27,008.8
Total	29,825.3	29,988.4

23) GROUP BORROWINGS (continued)

	As at 28 Feb 06	As at 31 Aug 05
Japanese Yen	4,038.5	4,396.3
Sterling Pound	1,133.2	1,259.9
US Dollar	8,056.1	8,669.6
Euro	501.4	557.9
Others	10.6	12.5
Total Ringgit equivalent of foreign currency borrowings	13,739.8	14,896.2
Ringgit borrowings	16,085.5	15,092.2
Total	29,825.3	29,988.4

c) Effective average cost of funding based on exposure as at 28 February 2006 was 5.75% (FY2005: 5.46%).

d) Repayments of long term debts during the period were as follows:
   (i) Foreign currency denominated term loans of RM509.3 million, and
   (ii) Ringgit denominated term loans of RM507.9 million.

24) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities incurred in the normal course of business. As part of its risk management's strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments. Virtually all foreign currency contracts are denominated in US Dollar, Japanese Yen and Pound Sterling.

TNB has entered into currency and interest rate swap agreements and currency and interest rate option agreements, which mature from year 2006 to 2034. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the derivative financial instruments that TNB has entered into are substantially described in note 27 to the financial statements of TNB for the financial year ended 31 August 2005 (pages 203-207 of TNB's Annual Report).

There has been no material changes to the derivative financial instruments described therein between the date of financial statements (dated 25 October 2005) and the date of this announcement.

As at 6 April 2006, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM2,421.9 million. While this amount is the total of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

All the above instruments were executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is unlikely on the basis of their respective financial strength.

25) MATERIAL LITIGATION

There is no pending material litigation at the date of this announcement other than those disclosed in the circular to shareholders dated 23 November 2005.

26) DIVIDEND

Given the uncertainty of the outcome of the tariff proposal referred to in paragraph 17 above coupled with the continuous increase in operating expenses, the Board of Directors has decided not to declare and pay an interim dividend at this juncture.

The Company had in the last financial year paid a tax-exempt interim dividend of 3.0 sen per share.

27) EARNINGS PER SHARE

	Individual quarter		Cumulative quarter	
	ended 28-Feb-06	ended 28-Feb-05	ended 28-Feb-06	ended 28-Feb-05
(a) Basic earnings per share				
Net profit for the quarter (RM 'million)	399.5	295.1	995.1	303.6
Weighted average number of ordinary shares in issue ('000)	3,233,469	3,192,465	3,230,447	3,176,346
Basic earnings per share (sen)	12.36	9.24	30.80	9.56
(b) Diluted earnings per share				
Net profit for the quarter (RM 'million)	399.5	295.1	995.1	303.6
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM 'million)	9.6	-	19.6	-
	409.1	295.1	1,014.7	303.6
Weighted average number of ordinary shares in issue ('000)	3,233,469	3,192,465	3,230,447	3,176,346
Adjustments for:-				
- conversion of share options exercised ('000)	(3,964)	27,938	(4,706)	29,650
- conversion of Guaranteed Exchangeable Bonds ('000)	148,530	-	148,530	-
Weighted average number of ordinary shares for diluted earnings per share ('000)	3,378,035	3,220,403	3,374,271	3,205,996
Diluted earnings per share (sen)	12.11	9.16	30.07	9.47

By Order of the Board

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary
Kuala Lumpur
13 April 2006

PRESS RELEASE

TENAGA NASIONAL BERHAD
(200866-W)

EMBARGO

NOT TO BE PUBLISHED BEFORE 5:30 PM, APRIL 13 2006

COST SAVINGS FROM EFFICIENCY IMPROVEMENTS SHADOWED BY HIGHER OPERATING EXPENSES

- **Net Profit before forex translation declined by 22.3% to RM516.1 million compared to RM664.2 million in the corresponding period of last year**
- **Operating Expenses increased by 8.4%**
- **ROA remains low at 2.5% (annualized)**
- **Economic loss of RM1,003.7 million**
- **Cash flow deficit of RM893.4 million (before new borrowings)**

Kuala Lumpur, 13 April 2006 - Tenaga Nasional Berhad (TNB) today reported its financial results for the 6 months ended 28 February 2006.

Net profit before foreign exchange translation gain for the period declined to RM516.1 million compared to RM664.2 million for the corresponding period in FY2005; a drop of 22.3%.

The Group's total revenue for the period increased by 6.1% to RM9,742.8 million. This was mainly attributed to a 6.0% increase in electricity demand growth. Sales of electricity in Peninsula Malaysia accounted for 91.8% of total electricity sales.

While TNB achieved total cost savings of approximately RM313.3 million from its cost management and efficiency drivers, its greatest challenge has been to manage the impact of higher operating expenses especially in relation to its uncontrollable costs. Despite the cost savings reported, EBITDA margin declined to 32.8% from 33.8% in the previous corresponding period, as a result of an 8.4% increase in operating expenses. In particular, TNB's contracted coal purchase price (CIF) from third parties (ie excluding those purchased from TNB's own coal mine) for the period averaged at USD57.70 per metric tonne.

Diterbitkan Oleh: Tenaga Nasional Berhad, Peti Surat 11003, 129 Jalan Bangsar, 50732 Kuala Lumpur.
Untuk makluman lanjut, sila hubungi Ketua (Perhubungan Korporat) Tel: 03-22965566 & 22962121 samb. 6320 Talian Terus : 03-22966320 atau Penolong Pengurus Perhubungan Korporat (Media) samb. 6884 Talian Terus 03-22966884

Speaking at the press conference today, TNB's Chairman, Tan Sri Datuk Amar Leo Moggie highlighted that "under the current volatile and inflationary environment facing world energy prices, TNB is challenged with increases in operating expenses that have outpaced electricity demand growth. This has resulted in the erosion of our EBITDA margin."

TNB's President/Chief Executive Officer, Dato' Che Khalib Mohamad Noh went on to elaborate that "with uncontrollable cost items constituting approximately 83% of TNB's total cost, our concern is to ensure that efforts to improve efficiency through cost management initiatives, continues to remove 'fat and not muscle'.

Furthermore, TNB's operating cost is destined to rise further with the introduction of additional generation capacity payments to Tanjong Bin Power Sdn Bhd (first unit to be commissioned in September 2006) and Jimah Energy Ventures Sdn Bhd (first unit to be commissioned in January 2009) in the near future." Specifically when the first unit of Tanjung Bin is completed in September 2006, capacity payments (hence operating cost) alone will rise by at least RM630 million. And when Jimah Energy fully operational the additional capacity payments to the new IPPs will amount to at least RM2,130 million.

Dato' Khalib also elaborated that TNB has declared the current status on its Headline Key Performance Indicators announced on 22 March 2006, as well as the broad key initiatives that was declared during TNB's 1st Quarter FY2006 results announcement.

For the six-month period TNB recorded an economic lost of RM1,003.7 million. Economic profit (or loss as the case may be) measures the value that a company generates using its capital over a period of time. In the case of TNB, Dato' Khalib sum it up when he said, "We are making losses when we sell electricity. The situation is further aggravated by the fact that TNB has to resort to new external borrowings to finance its expenditure.

Given the the uncertainty of the outcome of the tariff review proposal that TNB submitted to the Government, coupled with the continuous increase in operating expenses, the Board of Directors has decided not to declare and pay an interim dividen at this juncture.

Notwithstanding the foregoing, as an integrated electricity provider, TNB has and will continue to meet its crucial role in powering the nation's progress.

Financial Highlights

RM' Million	6 Months ended 28 February	
	FY2006	FY2005
Total Revenue	9,742.8	9,185.6
Operating Expenses	(8,239.8)	(7,598.8)
Other Operating Income	222.0	170.4
Operating Profit	1,725.0	1,757.2
EBITDA	3,200.3	3,100.9
Finance Cost	(789.0)	(705.2)
Forex Translation gain/(loss)	479.0	(360.6)
Net Profit [before forex translation gain/(loss)]	516.1	664.2
Interim dividend (per ordinary share)	Nil	3.0 sen*

*** tax-exempt dividend of 3.0 sen per ordinary share equivalent to gross dividend of 4.2 sen per ordinary share.**

About Tenaga Nasional Berhad

TNB's core activities are in the generation, transmission, and distribution of electricity. In addition to being the nation's primary electricity generation enterprise, TNB also transmits and distributes all the electricity in Peninsular Malaysia, Sabah and Federal Territory of Labuan. TNB's distribution system supplies electricity to approximately 6.7 million customers.

TNB, through its subsidiaries, is also involved in the manufacturing of transformers, high voltage switchgears and cables; the provider of professional consultancy services, civil and electrical engineering works and services, repair and maintenance services and fuel; undertakes research and development and project management services.

For further information, please visit www.tnb.com.my.

TENAGA NASIONAL BERHAD

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2006

13 April 2006







AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance

Highlights Of Group's Performance

"One Team. One Spirit. One Goal."

Y.Bhg. Tan Sri Datuk Amar Leo Moggie

CHAIRMAN

Highlights........

RM mn	1H FY'05	1H FY'06
Revenue	9,185.6	9,742.8
Operating Expenses	(7,598.8)	(8,239.8)
Other Operating Income	170.4	222.0
Operating Surplus	1,757.2	1,725.0
Finance Cost	(705.2)	(789.0)
Transaction Loss	(35.1)	(131.3)
Profit Before Tax & Translation (loss)/gain	1,084.3	812.6
Net Profit Before Translation (loss)/ gain	664.2	516.1
Translation (loss)/gain	(360.6)	479.0
Net Profit	303.6	995.1
Economic Loss	(932.2)	(1,003.7)
Cashflow before borrowing	(3,810.9)	(893.4)

TENAGA NASIONAL BERHAD

Opex Outpaces Revenue Growth



Revenue
RM mn
10,000
8,000
6,000
4,000
2,000
7,459.3
7,993.2
8,528.9
9,185.6
9,742.8
6.1%
FY'02
FY'03
FY'04
FY'05
FY'06
1H



OPEX
RM mn
8,000
6,000
4,000
2,000
6,159.4
6,681.3
7,100.0
7,598.8
8,239.8
8.4%
FY'02
FY'03
FY'04
FY'05
FY'06
1H



EBITDA Margin
%
40
20
0
34.7
33.6
34.2
33.8
32.8
(3.0)%
FY'02
FY'03
FY'04
FY'05
FY'06
1H



Net Profit ex Forex Translation
RM mn
1,000
800
600
400
200
508.2
593.1
574.5
664.2
516.1
(22.3)%
FY'02
FY'03
FY'04
FY'05
FY'06
1H

TENAGA NASIONAL BERHAD

Measured By Financial Ratios



Gearing (%)
80
60
40
20
0
60.9
67.9
67.6
67.0
63.7
1H
FY'02
FY'03
FY'04
FY'05
FY'06



ROA (%)
3
2
1
0
1.8
1.9
2.9
2.7
2.5
1H
FY'02
FY'03
FY'04
FY'05
FY'06



Basic Earnings Per Share (Sen)
50.0
40.0
30.0
20.0
10.0
0.0
42.5
18.8
1.0
9.6
30.8
1H
FY'02
FY'03
FY'04
FY'05
FY'06



Interest Coverage (X)
6
4
2
0
4.7
4.4
4.3
4.4
4.1
1H
FY'02
FY'03
FY'04
FY'05
FY'06

Benchmarked Against Other Utilities

	TNB	TEPCO	Tata Power	CLP	KEPCO	Datang	AGL	ECGO
Rating (Moody's/S&P)	Baa1/BBB	Aa3/AA-	Ba2/BB+	A1/A	A2/A	-/BBB	Baa1/BBB	Not rated

EBITDA Margin (%)



60
50
40
30
20
10
0
21.2
23.4
28.0
30.0
32.8
39.8
40.6
58.1
AGL
Tata Power
TEPCO
CLP
TNB
KEPCO
Datang
EGCO

Return On Invested Capital (%)



16
14
12
10
8
6
4
2
0
3.7
4.2
5.7
7.2
8.8
10.5
11.3
15.9
TEPCO
KEPCO
TNB
Datang
Tata Power
AGL
CLP
EGCO

Interest Coverage (x)



16
14
12
10
8
6
4
2
0
4.1
4.8
6.2
7.2
7.8
8.9
9.7
14.7
TNB
Tata Power
EGCO
TEPCO
CLP
AGL
Datang
KEPCO

Source: Citigroup

Debt to Total Capital (%)



80
60
40
20
0
30.8
36.9
33.5
38.5
42.4
63.6
66.2
76.5
KEPCO
CLP
AGL
Tata Power
EGCO
TNB
Datang
TEPCO

TENAGA NASIONAL BERHAD

Note: TNB's figure is based on annualised 1HFY06.
Other utilities are based on FY'05 except for KEPCO (based on FY04), which has not released its consolidated a/c

Peak Demand Hits New Record High



13,500
12,500
11,500
10,500
9,500
8,500
MD
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
WEEK NO.
Highest MD
12,646 MW
9/3/06
The significant drop is due to festive season
The significant drop is due to rainy weather and festive holidays
FY 2003
FY 2004
FY 2005
FY 2006

Analysis Of Electricity Growth By Sectors

The Industrial and Commercial Sectors together account for 76.3% of total electricity sales.

1H FY'06 = 6.0%



0.9%
8.1%
9.1%
27.3%
(RM mn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Industrial
Commercial
Domestic
*Others
1H FY'05
1H FY'06

1H FY'06 = 4.1%



(1.6)%
8.1%
8.8%
18.7%
(GWh)
19,500
18,000
16,500
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
Industrial
Commercial
Domestic
*Others
1H FY'05
1H FY2006

- The negative growth in the Industrial Sector is attributable to February meter readings captured in March. If we were to include these readings industrial revenue growth would be 1.9% while unit growth would be <u>(0.5)%.</u>

TENAGA NASIONAL BERHAD

- Credit Notes raised :- **1H FY'05 - RM107.3mn**
  1H FY'06 – RM 28.4 mn

Headline Key Performance Indicators

Initiatives	*Target FY'06*	*1H FY'06*
Return on Assets (ROA)	2.4%	2.5%*
Gearing	63.0%	63.7%
Unplanned Outage Rate (UOR)	5.0%	2.9%
Reduction in Transmission & Distribution Losses	9.5%	10.81%
Distribution SAIDI	133 minutes	46.9 minutes**

* Based on annualised figure
** represents the statistic for YTD

Gearing (%) : $\frac{\text{LTD + STD}}{\text{LTD + STD + Shareholders' Fund + MI}}$

Return on Asset : $\frac{\text{Group Net Profit (Adjusted for FOREX and FRS 119)}}{\text{Group (Non Current Assets + Current Assets)}}$

TNB Faces Continuous Pressure from Rising Operating Expenses

1H FY'06

- ❑ 17.1% increase in fuel cost arising from increase in coal prices.
- ❑ 19.5% increase in repair and maintenance principally from increase in material costs.

FY'07 Onwards

- ❑ Future additional IPP capacity payments upon commissioning of Tanjung Bin Power Sdn Bhd (First Unit September 2006 – capacity payment of at least RM630 mn). Upon completion of Jimah Energy Ventures Sdn Bhd, additional capacity payments will rise to at least RM 2,130 mn)

AGENDA

- ❑ Highlights Of Group's Performance
- ❑ Details Of Group's Performance

Details Of Group's Performance

"Maintenance For A Sustainable Future"

Y.Bhg. Dato' Che Khalib Bin Mohamad Noh
President/Chief Executive Officer

Company Wide Initiatives

FINANCIALS

RM mn

Initiatives	*Target FY'06*	*1H FY'06*
Recovery of Theft Backbilling	**20.0**	**14.7**
	-	**71.2 Identified**
Reduction In General Expenses	**50.0**	**9.7**
Value Creation From Landbank	**30.0**	**1.5**
SESB Turnaround *(Diesel Subsidy)*	**300.0**	**138.1 recognised**
	300.0 12 Months	**172.5 billed for 6 months**
Reduction in T&D Losses *(10.5% to 9.5%)*	**60.0**	**(24.8)**
Recovery from Delinquent Accounts	**130.0**	**166.7**
Manage Overtime Claims Paid	**10.0** **5% reduction of FY'05**	**10.7**
Manage Medical Claims Paid	**No Increase**	**(3.3)**
TOTAL	**600.0**	**313.3**

TENAGA NASIONAL BERHAD

NOTE : ( ) indicates increases

Company Wide Initiatives

TECHNICAL

Initiatives	*Target FY'06*	*1H FY'06*
Generation Availability	**86.5%**	**90.4%**
Unplanned Outage Rate *(UOR)*	**5.0%**	**2.9%**
Distribution SAIDI	**133 minutes**	**46.9 minutes***
System Minutes	**10**	**3.8***
Reduction in ACP : *(Pen. Malaysia)*	**32 days****	**37 days****

*represents the statistics for YTD

**Excluding PLMAH

TENAGA NASIONAL BERHAD

Company Wide Initiatives

OTHERS

Initiatives	*Target FY'06*	*1H FY'06*
Return on Asset (ROA)	2.4%	2.5%*
Debt Mix (%) (RM vs Other Currencies)	57:43	54:46
Gearing (%)	63.0	63.7
Reducing Procurement Process Time *(Closing of Tenders)*	90% in 90 days	78% in 90 days

*based on annualised net profit

Gearing (%) : $\frac{\text{LTD + STD}}{\text{LTD + STD + Shareholders' Fund + MI}}$

Return on Asset : $\frac{\text{Group Net Profit (Adjusted for FOREX and FRS 119)}}{\text{Group (Non Current Assets + Current Assets)}}$

Economic Profit / (Loss)

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	2Q		(6 Months) YTD	
	FY'05	**FY'06**	**FY'05**	**FY'06**
NOPLAT computation				
Earning Before Interest and Tax (EBIT)*	613.8	608.5	1,442.0	1,352.7
Adjusted TAx	(171.9)	(170.4)	(403.8)	(378.8)
NOPLAT	**441.9**	**438.1**	**1,038.2**	**973.9**
Economic Charge computation				
Average Invested Capital	52,614.0	52,807.1	52,614.0	52,807.1
WACC	7.5%	7.5%	7.5%	7.5%
Economic Charge	**(985.2)**	**(988.8)**	**(1,970.4)**	**(1,977.6)**
Economic Profit / (loss)	**(543.3)**	**(550.7)**	**(932.2)**	**(1,003.7)**

Cost Savings Shadowed by Higher Operating Expenses

Operating Expenses (RM mn)	1H FY'05	1H FY'06	Changes (%)
▪ IPP	3,177.1	3,123.8	(1.7)
▪ Fuel	1,489.9	1,745.1	17.1
▪ Fuel Subsidy - SESB	-	(138.1)	-
▪ R&M	318.5	380.7	19.5
▪ Staff	819.1	928.0	13.3
▪ Depreciation	1,343.7	1,475.3	9.8
▪ Others	450.5	725.0	60.9
TOTAL OPERATING EXPENSES	7,598.8	8,239.8	8.4

TENAGA NASIONAL BERHAD

Increasing Trend in Cost Per Unit Sold

COST PER UNIT SOLD (sen/kWh)	1H FY'02	1H FY'03	1H FY'04	1H FY'05	1H FY'06
	20.0	20.1	20.2	19.8	20.6



sen/kWh
25.0
20.0
15.0
10.0
5.0
0.0
19.8
20.6
3.5
2.1
0.8
3.9
3.7
2.3
1.0
4.0
1H FY'05
1H FY'06



% of Total Operating Cost
120.0
100.0
80.0
60.0
40.0
20.0
0.0
17.7
10.8
4.2
19.6
17.9
11.3
4.6
19.5
61.4%
57.4%
1H FY'05
1H FY'06

IPP | Fuel | R&M | Staff Cost | Depreciation | Others

Additional Capacity Payment & Utilisation Payment

RM mn	Tanjung Bin	Jimah Energy Ventures	Total Capacity Payment
FY'07	630-740* (Unit 1 – Sept'06) (Unit 2- Feb'07) (Unit 3- Sept'07)	-	630-740
FY'08	1,260-1,449*	-	1,260-1,449
FY'09	1,260-1,449*	135-221* (Unit 1 – Jan'09) (Unit 2 – July'09)	1,395-1,670
FY'10	1,260-1,449*	688-859*	748-2,308
FY'11	1,260-1,499*	870-1,023*	2,130-2,522

* Assuming Maximum Despatch Capacity of 100%

Higher Fuel Cost Resulted from Increase in Coal Prices

FUEL COST 1H FY'05 = RM1,489.9 mn



Distillate
0.8%
Oil
7.3%
Gas
41.6%
Coal
50.3%

Avg. Coal Price =USD49.9/-per metric tonne

Avg. Coal Price Purchased From 3rd Parties =USD53.2/-per metric tonne

FUEL COST 1H FY'06 = RM1,745.1 mn



Distillate
1.2%
Oil
8.7%
Gas
45.0%
Coal
45.1%

Avg. Coal Price =USD53.5/-per metric tonne

Avg. Coal Price Purchased From 3rd Parties =USD57.7/-per metric tonne

TNB GROUP GENERATION 1H FY'05 = 22,568.4 GWh



Hydro
13.5%
Oil
1.9%
Coal
42.6%
Gas (TNB,
SESB,LPL)
42.0%

TNB GROUP GENERATION 1H FY'06 = 25,609.8 GWh



Hydro
10.5%
Oil
1.4%
Coal
38.1%
Gas (TNB,
SESB,
LPL)
50.0%

TENAGA NASIONAL BERHAD

Achieving Optimal System Mix

INDUSTRY GENERATION
1H FY'05 = 40,529.2 GWh



Hydro
7.0%
Oil
0.4%
Coal
23.7%
Gas IPP
47.8%
Gas
21.1%
68.9 %

INDUSTRY GENERATION
1H FY'06 = 42,390.5 GWh



Dist
0.1%
Hydro
5.6%
Oil
0.4%
Coal
23.0%
Gas IPP
43.1%
Gas
27.8%
70.9%

Peninsular Malaysia Only

Capex for FY'06 Target Of RM4.5 bn



4.5
3.7
4.5
4.0
1.5
RM bn
2
1.5
1
0.5
0
1.6
0.9
1.7
0.2
1.4
0.4
1.6
0.1
1.7
1.1
1.3
0.1
1.0
1.0
1.5
0.2
0.2
0.5
0.7
0.04
FY'02
FY'03
FY'04
FY'05
1H FY'06
Generation
Transmission
Distribution
SESB
Others

Debt Portfolio Benefits From Strong Ringgit

31st Aug FY'05



USD
28.9%
STG
4.2%
Euro
1.9%
RM
50.3%
Yen
14.7%

***Total Debt = RM29.9 bn**

Fixed 87.1% : 12.9%

Weighted Average Cost of Debt 5.35%

USD/RM	:	3.77
100YEN/RM	:	3.39
STG/RM	:	6.8
EURO/RM	:	4.6
USD/YEN	:	111.0

28th Feb FY'06



USD
27.0%
STG
3.8%
Euro
1.7%
RM
54.0%
Yen
13.5%

***Total Debt = RM29.8 bn**

Fixed 89.4% : 10.6 %

Weighted Average Cost of Debt 5.75%

USD/RM	:	3.70
100YEN/RM	:	3.19
STG/RM	:	6.4
EURO/RM	:	4.4
USD/YEN	:	116.3

*** In accordance with MASB 24**

Thank You

TENAGA NASIONAL BERHAD

Powering The Nation's Progress

www.tnb.com.my

DATE	CONTENT
28/04/2006	PROPOSED DISPOSAL BY TENAGA NASIONAL BERHAD ("TNB") OF ITS 10% EQUITY ("SALE SHARES") IN FIBRECOMM NETWORK (M) SDN. BHD. ("FIBRECOMM") TO CELCOM TRANSMISSION (M) SDN. BHD. ("CTX")
26/04/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
13/04/2006	STATUS OF CORPORATE PROPOSALS
13/04/2006	Quarterly rpt on consolidated results for the financial period ended 28/2/2006
07/04/2006	TENAGA-LA - NOTICE OF BOOK CLOSURE
06/04/2006	Interest Payment
28/03/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
22/03/2006	ANNOUNCEMENT OF TENAGA NASIONAL BERHAD'S HEADLINE KPIs FOR FY2006
17/03/2006	RELATED PARTY TRANSACTION PURSUANT TO PARAGRAPH 10.08 OF THE BURSA MALAYSIA SECURITIES BERHAD (BMSB) LISTING REQUIREMENTS
14/03/2006	TENAGA - ISSUANCE OF 7,750,000 NEW COVERED WARRANTS ("CW-TENAGA") IN TENAGA NASIONAL BERHAD ("TENAGA") ON THE BASIS OF ONE (1) CW-TENAGA FOR EVERY FOUR (4) CW-TENAGA ARISING FROM ADJUSTMENT OF THE NUMBER OF OUTSTANDING CW-TENAGA DUE TO THE BONUS ISSUE OF TENAGA ON THE BASIS OF ONE (1) NEW SHARE FOR EVERY FOUR (4) EXISTING SHARES HELD ("Bonus Issue")
07/03/2006	TENAGA-Bonus Issue of 808,701,482 new ordinary shares of RM1.00 each on the basis of 1 for 4 ("Bonus Issue")
28/02/2006	BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ('TNB SHARES') (THESE NEW TNB SHARES SHALL BE REFERRED TO AS 'BONUS SHARES') TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON 28 FEBRUARY 2006 ('BONUS ISSUE')
23/02/2006	ARTICLE ENTITLED :-TNB STAYS HIGH ON TARIFF HOPES AND BONUS ISSUE
20/02/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
14/02/2006	TENAGA - NOTICE OF BOOK CLOSURE
13/02/2006	TENAGA - NOTICE OF BONUS ENTITLEMENT
10/02/2006	COMPLIANCE WITH PARAGRAPH 8.15 OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD
09/02/2006	Signing Of RM1.0 Billion Term Loan Facility Agreement with Maybank
09/02/2006	Bonus Issue
06/02/2006	PROPOSED BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("BONUS ISSUE")
25/01/2006	Quarterly rpt on consolidated results for the financial period ended 30/11/2005
24/01/2006	ACHIEVEMENT OF FINANCIAL CLOSE IN RELATION TO FINANCING EXERCISE FOR SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT ('IWPP') IN THE KINGDOM OF SAUDI ARABIA
23/01/2006	JANA LANDFILL SDN. BHD. ("JLSB") CAPITAL RESTRUCTURING THROUGH THE ISSUANCE OF THE ORDINARY SHARES AND REDEEMABLE PREFERENCE SHARES ("RPS") AND THE SUBSCRIPTION OF THE ORDINARY SHARES AND RPS BY TNB ENERGY SERVICES SDN. BHD. ("TNBES") AND WORLDWIDE LANDFILLS SDN. BHD. ("WLSB")
20/01/2006	TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")
18/01/2006	RELATED PARTY TRANSACTION - JOINT PARTICIPATION AS JOINT AND SEVERAL GUARANTORS FOR THE EQUITY BRIDGE LOAN IN RELATION TO SHOAIBA PHASE 3 INDEPENDENT WATER AND POWER PROJECT ("IWPP") IN THE KINGDOM OF SAUDI ARABIA
12/01/2006	PROPOSED BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("BONUS ISSUE")

General Announcement
Reference No **TN-060428-59320**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	28/04/2006

Type	:	**Announcement**
Subject	:	**PROPOSED DISPOSAL BY TENAGA NASIONAL BERHAD ("TNB") OF ITS 10% EQUITY ("SALE SHARES") IN FIBRECOMM NETWORK (M) SDN. BHD. ("FIBRECOMM") TO CELCOM TRANSMISSION (M) SDN. BHD. ("CTX")**

Contents :

We refer to our earlier announcements dated 29 April 2005 and 27 October 2005 (the "Previous Announcements").

Pursuant to the terms of the Share Sale Agreement ("SSA") between TNB and CTX, the completion of the sale and purchase of the Sale Shares was conditional upon, amongst others, the approval of the Minister of Energy, Water and Communications ("Minister") for the assignment by CTX of certain of the rights granted to CTX under the Network Facilities Provider (Individual) Licence and the Network Services Provider (Individual) Licence (hereinafter collectively referred to as the "Licences") held by CTX to Fibrecomm.

In fulfillment of the aforesaid condition, CTX had entered into a Deed of Assignment on 29 April 2005, ("Deed of Assignment") pursuant to which CTX had agreed to assign certain of its rights under the Licences to Fibrecomm. The terms of the Deed of Assignment were subsequently varied by way of a Deed of Variation executed by CTX and Fibrecomm on 5 December 2005 ("Deed of Variation"), pursuant to which CTX agreed to assign all of its rights, title and interest in and to the Licences to Fibrecomm instead.

Further to that, Fibrecomm submitted applications under the Communications and Multimedia Act 1998 to obtain a Network Facilities Provider (Individual) Licence and a Network Services Provider (Individual) Licence and was subsequently granted the said licences on 10 February 2006.

Accordingly, CTX and Fibrecomm have today entered into a Deed of Revocation and Rescission (the "Deed of Revocation and Rescission") to revoke the Deed of Assignment and the Deed of Variation with immediate effect. TNB and CTX have also simultaneously entered into Supplemental Agreements (the "Supplemental Agreements") to amend the terms of the SSA and the Shareholders Agreement dated 29 April 2005 between TNB and CTX to reflect the change in circumstances as aforesaid.

With the completion of SSA and the execution of the Supplemental Agreements, TNB wishes to announce that TNB will now hold the remaining 49% interest in Fibrecomm and CTX will hold the majority of 51% interest in Fibrecomm thus Fibrecomm will cease to be a subsidiary company of TNB.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 36263 OF 2006

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	26/04/2006

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,200,325 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 28 April 2006.**

General Announcement
Reference No **TN-060413-57600**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	13/04/2006

Type	:	**Announcement**
Subject	:	**STATUS OF CORPORATE PROPOSALS**

Contents :

We refer to our earlier announcements made on 5 July 2005, 5 October 2005 and 30 December 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn. Bhd. (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn. Bhd. (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn. Bhd. (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business and business assets of NUR, NUR Generation and NUR Distribution by TNB. TNB had on 30 December 2005 announced that all the parties mutually agreed to extend the Cut-Off Date up to and inclusive of 31 March 2006 or such other further period as the Parties may further mutually agree upon in writing.

Further to that, TNB hereby announced that all the parties have agreed to mutually extend the Cut-Off Date to 30 June 2006 with a view to concluding all the conditions precedent to the Agreement failing which the Agreement would lapse and be null and void.

Financial Results
Reference No **TN-060413-60470**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	13/04/2006
Quarterly report for the financial period ended	:	**28/02/2006**
Quarter	:	**2**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

2ndQtrO6Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
28/02/2006

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		28/02/2006	28/02/2005	28/02/2006	28/02/2005
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**4,831,400**	**4,640,800**	**9,742,800**	**9,185,600**
2	Profit/(loss) before tax	**542,700**	**507,200**	**1,291,600**	**723,700**
3	Profit/(loss) after tax and minority interest	**399,500**	**295,100**	**995,100**	**303,600**
4	Net profit/(loss) for the period	**399,500**	**295,100**	**995,100**	**303,600**
5	Basic earnings/(loss) per shares (sen)	**12.36**	**9.24**	**30.80**	**9.56**
6	Dividend per share (sen)	**0.00**	**3.00**	**0.00**	**3.00**

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	**5.2700**	**5.0300**

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 August 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35987 OF 2006

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA-LA
Date Announced	:	07/04/2006

Subject : TENAGA-LA - NOTICE OF BOOK CLOSURE

Contents :

Fourth Interest Payment of the 3.05% 5 Year Unsecured Convertible Redeemable Income Securities 2004 - 2009 ("CRIS") from period 10/11/2005 to 10/05/2006.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Interest"]
as from : [27 April 2006]

2) The last date of lodgement : [02 May 2006]

3) Date Payable : [11 May 2006]

Entitlements (Notice of Book Closure)
Reference No **TN-060406-58181**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA-LA
Date Announced	:	06/04/2006

EX-date :**27/04/2006**
Entitlement date :**02/05/2006**
Entitlement time :**04:00:00 PM**
Entitlement subject :**Interest Payment**
Entitlement description:
Fourth Interest Payment of the 3.05% 5 Year Unsecured Convertible Redeemable Income Securities 2004 - 2009 ("CRIS")
Period of interest payment :**10/11/2005** to **10/05/2006**
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
BINA Management (M) Sdn. Bhd.
Lot 10, The Highway Centre
Jalan 51/205
46050 Petaling Jaya
Selangor
Payment date :**11/05/2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**02/05/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Percentage**
Entitlement in percentage (%) :**3.05**
Remarks

General Announcement
Reference No **TN-060322-65209**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	22/03/2006

Type	:	**Announcement**
Subject	:	**ANNOUNCEMENT OF TENAGA NASIONAL BERHAD'S HEADLINE KPIs FOR FY2006**

Contents :

Tenaga Nasional Berhad ('TNB') would like to announce its headline Key Performance Indicators ('KPIs') for its financial year ending 31 August 2006 ('FY2006'). These headline KPIs have been set by the Company, as prescribed under the GLC Transformation Program, and is disclosed on a voluntary basis.

The headline KPIs were selected from TNB's broader internal initiatives that have been put in place for FY2006, with the prime objective of improving organizational efficiencies, including financial, operational and technical, as well as enhancing accountability. The headline KPIs thus represent the key drivers to track the progress and performance of the business and operations from both a financial and technical perspective as follows:-

Return on Assets - utilities are typically measured on the returns the business generates from its assets;

Gearing - formulating the optimal capital structure for TNB, while recognizing that cost of debt is cheaper;

UOR - is the ratio indicating the number of MWh a plant is not available due to forced outage against the plants total capacity. With preventive maintenance programs that have been embarked on, TNB has targeted to achieve a lower UOR;

T & D losses - the focus here will be to reduce non-technical losses from under-billing and theft, thereby improving our revenue collection;

SAIDI - in our continuing efforts to improve customer service by improving the distribution system network, TNB has targeted to further reduce the number of minutes per customer of power disruption.

These headline KPIs are targets or aspirations set by the company as a transparent performance management practice. These headlines shall not be construed as either forecasts, projections or estimates of the company or representations of any future performance, occurrence or matter as the headlines are merely a set of targets/aspirations of future performance aligned to the company's strategy.

Bursa - headline KPIs for bursa announcement.ppt

TENAGA NASIONAL BERHAD
HEADLINE KEY PERFORMANCE INDICATORS ("KPIs") FOR FY2006

KPIs	*Actual FY2005*	*Target FY2006*
Return on Assets (ROA)	**2.2%**	[redacted]
Gearing	**65%**	[redacted]
Unplanned Outage Rate (UOR)	**6.1%**	[redacted]
Reduction in Transmission & Distribution Losses	**10.5%**	[redacted]
System Average Interruption Duration Index (SAIDI)	**148 minutes**	[redacted]

Return on Assets : $\dfrac{\text{Group Net Profit}}{\text{Group (Non Current Assets + Current Assets)}}$

Gearing (%) : $\dfrac{\text{LTD + STD}}{\text{LTD + STD + Shareholders' Fund + MI}}$

Unplanned Outage Rate : (UOR) $\dfrac{\text{(Unavailable Capacity X Unavailable hours)}}{\text{Installed Capacity X 24 X 365}}$

T&D Losses : $\dfrac{\text{(Units sent-out + Units imported) – (Total sales + Free units)}}{\text{Units sent-out + Units imported}}$

SAIDI : $\dfrac{\sum_{i=1}^{n} C_i d_i}{N}$

SAIDI Definition :

i	=	an interruption event
n	=	total number of interruptions
C_i	=	number of interrupted customers for each interruption event
d_i	=	duration of each interruption event
N	=	total number of customers served

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35817 OF 2006

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	28/03/2006

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,078,575 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 30 March 2006.**

General Announcement
Reference No **TN-060317-61277**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	17/03/2006

Type	:	**Announcement**
Subject	:	**RELATED PARTY TRANSACTION PURSUANT TO PARAGRAPH 10.08 OF THE BURSA MALAYSIA SECURITIES BERHAD (BMSB) LISTING REQUIREMENTS**

Contents :

Pursuant to paragraph 10.08 of the BMSB Listing Requirements, the Board of Directors of Tenaga Nasional Berhad ("TNB" or "the Company") wishes to announce that it has endorsed the Company to enter into a related party transaction with Messrs Zaid Ibrahim & Co. ("ZICO"), a legal firm in which Datuk Mohd Zaid bin Ibrahim, the Non Independent Non Executive Director of TNB is a Chairman/Partner, for the provision of legal service in the form of legal due diligence exercise. The legal due diligence exercise will be conducted on the transactions entered into by PT Dasa Eka Jasatama ("DEJ"), the majority-owned subsidiary of Dynamic Acres Sdn. Bhd. ("DASB"). DASB is a wholly-owned subsidiary of TNB Coal International Limited (TNB Coal), of which TNB Coal is a majority-owned subsidiary of TNB.

The scope of legal service covers among others, the review of contract documents, payment terms & loan covenants, marketing arrangements and advice on Indonesian corporate law. The professional fees charged by ZICO is capped at RM80,000 (excluding tax and disbursements) for the Malaysian legal team and capped at USD 20,000 (excluding tax and disbursements) for the Indonesian legal team.

The transaction will not have any effect on the issued and paid up share capital and shareholding structure of TNB as well as material effect on the earnings per share or NTA per share of TNB Group for the financial year ending 31 August 2006.

Save for Datuk Mohd Zaid bin Ibrahim (who has abstained from all Board deliberations and voting on the transaction), none of the Directors or Major Shareholders of TNB or persons connected to the Directors or Major Shareholders of TNB have an interest, direct or indirect, in the said transaction and the Board, having considered all aspects of the transaction is of the opinion that the transaction is conducted on an arms-length basis and is in the best interest of the Company.

This announcement is dated 17 March 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35591 OF 2006

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	**14/03/2006**

Subject : TENAGA - ISSUANCE OF 7,750,000 NEW COVERED WARRANTS ("CW-TENAGA") IN TENAGA NASIONAL BERHAD ("TENAGA") ON THE BASIS OF ONE (1) CW-TENAGA FOR EVERY FOUR (4) CW-TENAGA ARISING FROM ADJUSTMENT OF THE NUMBER OF OUTSTANDING CW-TENAGA DUE TO THE BONUS ISSUE OF TENAGA ON THE BASIS OF ONE (1) NEW SHARE FOR EVERY FOUR (4) EXISTING SHARES HELD ("Bonus Issue")

Contents :

Kindly be advised that the abovementioned Company's additional 7,750,000 new CW-Tenaga arising from the adjustment made pursuant to the Bonus Issue will be granted listing and quotation with effect from 9.00 a.m., Friday, 17 March 2006.

General Announcement
Reference No **TN-060228-62696**

Company Name	:	**TENAGA NASIONAL BHD**
Stock Name	:	**TENAGA**
Date Announced	:	28/02/2006

Type	:	**Announcement**
Subject	:	**BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ('TNB SHARES') (THESE NEW TNB SHARES SHALL BE REFERRED TO AS 'BONUS SHARES') TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON 28 FEBRUARY 2006 ('BONUS ISSUE')**

Contents :

Reference is made to the announcements dated 25 October 2005, 22 November 2005, 12 January 2006, 6 February 2006 and 9 February 2006 in relation to the Bonus Issue.

The Company wishes to announce that it will send notices to the holders of 3.05% 5-year unsecured convertible redeemable income securities due 2009 ('CRIS') and 2.625% guaranteed exchangeable bonds due 2007 ('GEB') via their respective trustees with regard to the adjustments to the conversion price of the CRIS ('Conversion Price') and the exchange price of the GEB ('Exchange Price') as a result of the Bonus Issue.

The adjustments to the Conversion Price and the Exchange Price respectively, have been determined in accordance with the provisions of the trust deed dated 26 April 2004 for the CRIS ('Trust Deed') and the indenture dated 20 November 2002 for the GEB ('Indenture').

The Conversion Price will be adjusted from RM11.47 per TNB Share to RM9.18 per TNB Share for the effects of the Bonus Issue. Similarly, the Exchange Price will be adjusted from RM10.15 per TNB Share to RM8.10 per TNB Share. The adjustment to the Exchange Price takes into account the effects of the Bonus Issue as well as the effects of dilution arising from the issuance of new TNB Shares from the exercise of the options granted under TNB's employee share option scheme, during the financial year ended 31 August 2005 in accordance with the requirements of the Indenture.

As provided in the Trust Deed and the Indenture respectively, the adjustments to the Conversion Price will take effect on 1 March 2006 (being the day next following the entitlement date of the Bonus Issue on 28 February 2006) and the adjustments to the Exchange Price will be effective immediately after the close of business on 28 February 2006 (being the entitlement date of the Bonus Issue).
This announcement is dated 28 February 2006.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35477 OF 2006
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 07/03/2006

Subject : TENAGA-Bonus Issue of 808,701,482 new ordinary shares of RM1.00 each on the basis of 1 for 4 ("Bonus Issue")

Contents :

Kindly be informed that the abovementioned Company's additional 808,701,482 new ordinary shares of RM1.00 each issued pursuant to the aforesaid Bonus Issue will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 March 2006.

General Announcement
Reference No **TN-060223-73407**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	23/02/2006

Type	:	**Reply to query**
Reply to Bursa Malaysia's Query Letter - Reference ID	:	**NM-060223-40302**
Subject	:	**ARTICLE ENTITLED :-TNB STAYS HIGH ON TARIFF HOPES AND BONUS ISSUE**

Contents :

We wish to inform the Exchange that the statement on "TNB...is considering a placement of up to 10% of its share capital..." which appeared in the STAR on 23 February 2006 was not made by TNB and as such, we wish to deny the same. At this juncture, the Board of TNB has not considered any placement of its shares.

This reply to query is dated 23 February 2006.

Query Letter content :
We refer to the above news article appearing inThe Star, Starbiz, page B7, on Thursday, 23 February 2006, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
"TNB...is considering a placement of up to 10% of its share capital..."
In accordance with the Securities Exchange's Corporate Disclosure Policy, you are requested to furnish the Securities Exchange with an announcement for public release confirming or denying the above article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Securities Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

JOHAN ABDULLAH
Head, Issues & Listing
Group Regulations
TYE/NMA copy to:- Securities Commission (via fax)

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35193 OF 2006
Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 20/02/2006

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 1,134,700 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 22 February 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35124 OF 2006

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA-CA
Date Announced	:	14/02/2006

Subject : TENAGA - NOTICE OF BOOK CLOSURE

Contents :

Bonus Issue of one (1) additional Tenaga Warrant for every four (4) existing Tenaga Warrants held.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Bonus Issue"]
as from : [24 February 2006]

2) The last date of lodgement : [28 February 2006]

3) Retention Money : Where securities are not delivered in time for registration by the seller, then the brokers concerned :-

a) Selling Broker to deduct [**1/5**] , of the Selling Price against the Selling Client.

b) Buying Broker to deduct [**20%**] of the Purchase Price against the Buying Client.

c) Between Broker and Broker, the deduction of [**1/5**] of the Transacted Price is applicable.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35082 OF 2006

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	13/02/2006

Subject : TENAGA - NOTICE OF BONUS ENTITLEMENT

Contents :

BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES ("BONUS ISSUE").

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Bonus Issue"]
as from : [24 February 2006]

2) The last date of lodgement : [28 February 2006]

3) Retention Money : Where securities are not delivered in time for registration by the seller, then the brokers concerned :-

a) Selling Broker to deduct [**1/5**] , of the Selling Price against the Selling Client.

b) Buying Broker to deduct [**20%**] of the Purchase Price against the Buying Client.

c) Between Broker and Broker, the deduction of [**1/5**] of the Transacted Price is applicable.

General Announcement
Reference No **TN-060210-43363**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	10/02/2006

Type	:	**Announcement**
Subject	:	**COMPLIANCE WITH PARAGRAPH 8.15 OF THE LISTING REQUIREMENTS - PUBLIC SHAREHOLDING SPREAD**

Contents :

Tenaga Nasional Berhad is pleased to announce that the Company's public shareholding spread as at 31 December 2005 is 48.72% comprising 26,652 public shareholders holding not less than 100 shares each. Consequantly, Tenaga Nasional Berhad has complied with the public shareholding spread requirement pursuant to paragraph 8.15 (1) of the Listing Requirements of Bursa Malaysia Securities Berhad.

Entitlements (Notice of Book Closure)
Reference No **MM-060209-53674**

Submitting Merchant Bank	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	09/02/2006

EX-date :**24/02/2006**
Entitlement date :**28/02/2006**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Bonus Issue**
Entitlement description:
BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES ("BONUS ISSUE")
Period of interest payment : to
Financial Year End :
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements :**28/02/2006** to **28/02/2006**
Registrar's name ,address, telephone no:
Bina Management (M) Sdn Bhd
Lot 10, The Highway Centre
Jalan 51/205, 46050 Petaling Jaya
Selangor Darul Ehsan

Telephone No. : 03-7784 3922
Facsimile No. : 03-7784 1988
Payment date :
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**28/02/2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**24/02/2006**
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**Ratio**
Ratio :**1 : 4**
Rights Issues/Offer Price :
Remarks
The Bonus Shares will be allotted, issued and credited as fully paid-up to the shareholders of TNB, whose names appear in the Record of Depositors of the Company as at 5.00 p.m. on 28 February 2006, on the basis of one (1) Bonus Share for every four (4) TNB Shares.

This announcement is dated 9 February 2006.

General Announcement
Reference No **TN-060210-18248**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	09/02/2006

Type	:	**Announcement**
Subject	:	**Signing Of RM1.0 Billion Term Loan Facility Agreement with Maybank**

Contents :

Tenaga Nasional Berhad ("TNB") wishes to announce that it has today signed a fixed rate Term Loan Facility Agreement for an amount of RM1.0 billion with Malayan Banking Berhad. The proceeds from the term loan are to finance TNB's capital expenditure. The term loan is structured into four bullet loans of RM250.0 million each and the tenure is for 7,8,9, and 10 years respectively from the date of draw down.

This announcement is dated 9 February 2006.

General Announcement
Reference No **TN-060207-14304**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	06/02/2006

Type	:	**Announcement**
Subject	:	**PROPOSED BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("BONUS ISSUE")**

Contents :

Reference is made to the announcements dated 25 October 2005, 22 November 2005 and 12 January 2006 in relation to the Bonus Issue.

The Company wishes to announce that it has, on 6 February 2006, sent notices to the holders of 3.05% 5-year unsecured convertible redeemable income securities due 2009 ("CRIS") and 2.625% guaranteed exchangeable bonds due 2007 ("GEB") via their respective trustees with regard to the illustrative adjustments to the conversion price of the CRIS ("Conversion Price") and the exchange price of the GEB ("Exchange Price") as a result of the Bonus Issue.

The adjustments to the Conversion Price and the Exchange Price respectively, have been determined in accordance with the provisions of the trust deed dated 26 April 2004 for the CRIS ("Trust Deed") and the indenture dated 20 November 2002 for the GEB ("Indenture").

Strictly for illustrative purposes only, the Conversion Price will be adjusted from RM11.47 per TNB Share to RM9.18 per TNB Share for the effects of the Bonus Issue. Similarly, strictly for illustrative purposes only, the Exchange Price will be adjusted from RM10.15 per TNB Share to RM8.10 per TNB Share. The adjustment to the Exchange Price takes into account the effects of the Bonus Issue as well as the effects of dilution arising from the issuance of new TNB Shares from the exercise of the options granted under TNB's employee share option scheme, during the financial year ended 31 August 2005 in accordance with the requirements of the Indenture.

In deriving the illustrative adjustments for the effects of the Bonus Issue, we have based the computations on the issued and paid up share capital of TNB as at 24 January 2006 of RM3,233,671,230 comprising 3,233,671,230 TNB Shares.

The actual adjustments to the Conversion Price and the Exchange Price for the Bonus Issue will only be determined after the close of business of the entitlement date of the Bonus Issue ("Entitlement Date"), which will be announced at a later date. As provided in the Trust Deed and the Indenture, the adjustments to the Conversion Price will take effect on the day next following the Entitlement Date and the adjustments to the Exchange Price will be effective immediately after the close of business on the Entitlement Date. Appropriate announcement regarding the actual adjustments to the above will be made in due course.
This announcement is dated 6 February 2006.

Financial Results
Reference No **TN-060126-12908**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	25/01/2006
Quarterly report for the financial period ended	:	**30/11/2005**
Quarter	:	**1**
Financial Year End	:	**31/08/2006**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

1stQtr06Announce.doc

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/11/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/11/2005	30/11/2004	30/11/2005	30/11/2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	4,911,400	4,544,800	4,911,400	4,544,800
2	Profit/(loss) before tax	748,900	216,500	748,900	216,500
3	Profit/(loss) after tax and minority interest	595,600	8,500	595,600	8,500
4	Net profit/(loss) for the period	595,600	8,500	595,600	8,500
5	Basic earnings/(loss) per shares (sen)	18.45	0.27	18.45	0.27
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	5.1900	4.9900

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :
The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual

financial statements for the financial year ended 31 August 2005.

TENAGA NASIONAL BERHAD (200866-W)

The Board of Directors is pleased to announce the following:

A. UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE 1st QUARTER ENDED 30 NOVEMBER 2005

(Amounts in RM million unless otherwise stated)

	1st Quarter ended 30-Nov-05	1st Quarter ended 30-Nov-04
Revenue	4,911.4	4,544.8
Operating expenses	(4,092.4)	(3,647.4)
Other operating income	103.6	87.5
Operating profit	922.6	984.9
Foreign exchange		
- Translation gain/(loss)	362.5	(438.8)
- Transaction loss	(140.9)	(3.3)
Share of results of associates	7.8	35.5
Profit before finance cost	1,152.0	578.3
Finance cost	(403.1)	(361.8)
Profit from ordinary activities before taxation	748.9	216.5
Taxation		
- Company and subsidiaries	(16.0)	(20.1)
- Deferred taxation	(127.1)	(168.3)
- Share of taxes in associates	(1.3)	(8.2)
Profit from ordinary activities after taxation	604.5	19.9
Minority interests	(8.9)	(11.4)
Net profit for the period	595.6	8.5
	Sen	**Sen**
Earnings per share-Basic	18.45	0.27
Earnings per share-Diluted	17.84	0.27

The unaudited Condensed Consolidated Income Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

B. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 NOVEMBER 2005

(Amounts in RM million unless otherwise stated)

	30-Nov-05	31-Aug-05
NON-CURRENT ASSETS		
Property, plant and equipment	54,627.4	54,721.0
Coal mining rights	288.0	290.7
Associates	164.9	158.7
Investments	39.7	39.7
	55,120.0	55,210.1
CURRENT ASSETS		
Inventories	1,822.3	1,741.6
Trade receivables	1,803.9	2,184.2
Other receivables	1,335.2	1,379.0
Current tax assets	152.7	101.7
Amount owing from associates	10.5	6.8
Short term investments	12.6	12.6
Marketable securities	9.0	9.4
Deposits, bank and cash balances	2,796.9	2,849.4
	7,943.1	8,284.7
CURRENT LIABILITIES		
Trade payables	(2,147.0)	(2,405.4)
Other payables	(1,031.9)	(1,013.3)
Amount owing to associates	(176.5)	(203.0)
Current taxation	(219.3)	(214.3)
Short term borrowings	(2,364.8)	(2,979.6)
	(5,939.5)	(6,815.6)
NET CURRENT ASSETS	2,003.6	1,469.1
LONG TERM LIABILITIES		
Borrowings	(26,518.4)	(27,008.8)
Consumer deposits	(1,997.8)	(1,952.3)
Employee benefits	(2,268.5)	(2,248.2)
Other liabilities	(79.8)	(79.4)
Deferred taxation	(6,125.0)	(5,997.8)
Deferred income	(2,520.7)	(2,505.9)
Government development grants	(694.9)	(686.0)
	(40,205.1)	(40,478.4)
	16,918.5	16,200.8
FINANCED BY:		
Share capital	3,233.2	3,220.7
Share premium	4,083.0	3,989.6
Revaluation and other reserves	852.0	844.7
Retained profits	8,626.1	8,030.5
SHAREHOLDERS' FUNDS	16,794.3	16,085.5
Minority interests	124.2	115.3
	16,918.5	16,200.8
	Sen	Sen
NET ASSETS PER SHARE	519	499

The unaudited Condensed Consolidated Balance Sheets should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

C. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AS AT 30 NOVEMBER 2005

(Amounts in RM million unless otherwise stated)

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2005	3,220.7	3,989.6	844.7	8,030.5	16,085.5
Currency translation differences	-	-	3.1	-	3.1
Net profit for the 3-month period	-	-	-	595.6	595.6
Issuance of share capital *	12.5	93.4	-	-	105.9
Addition to revaluation reserve	-	-	4.2	-	4.2
As at 30 November 2005	3,233.2	4,083.0	852.0	8,626.1	16,794.3

* Exercise of options representing 12,524,700 ordinary shares of RM1 each in TNB under the Employees' Share Option Scheme II ("ESOS II"); and

		Non-distributable		Distributable	
	Ordinary Shares of RM1.00 each	Share premium	Revaluation and other reserves	Retained profits	Total
As at 1 September 2004	3,148.3	3,451.4	1,030.3	7,168.4	14,798.4
Currency translation differences	-	-	(15.3)	-	(15.3)
Net profit for the 3-month period	-	-	-	8.5	8.5
Issuance of share capital - share options	36.2	268.3	-	-	304.5
As at 30 November 2004	3,184.5	3,719.7	1,015.0	7,176.9	15,096.1

The unaudited Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

D. UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE THREE MONTHS PERIOD ENDED 30 NOVEMBER 2005

(Amounts in RM million unless otherwise stated)

	1st Quarter ended 30-Nov-05	1st Quarter ended 30-Nov-04
Operating activities		
Cash generated from operations	1,606.4	1,484.0
Retirement benefits paid	(53.4)	(35.0)
Consumer contributions received	89.6	105.5
Customer deposits received	45.5	51.1
Tax paid	(54.5)	(5.8)
Net cash inflow from operating activities	1,633.6	1,599.8
Investing activities		
Investments:		
- purchases	-	(75.7)
- dividend income received	1.4	-
Interest income received	23.3	28.8
Property, plant and equipment:		
- purchases	(620.8)	(987.6)
- disposals	0.1	0.3
Net cash flow from investing activities	(596.0)	(1,034.2)
Financing activities		
Bank borrowings:		
- new drawdowns	193.2	1,723.5
- repayments	(945.4)	(3,149.6)
Interest paid	(466.5)	(420.9)
Proceeds from issuance of shares	105.9	304.5
Others	24.8	84.2
Net cash flow from financing activities	(1,088.0)	(1,458.3)
Changes in cash and cash equivalents	(50.4)	(892.7)
Currency translation differences	0.1	(1.4)
Cash and cash equivalents		
- at start of period	2,833.4	3,746.4
- at end of period	2,783.1	2,852.3

The unaudited Condensed Consolidated Cash Flow Statements should be read in conjunction with the annual audited financial statements for the financial year ended 31 August 2005.

E. EXPLANATORY NOTES
(Amounts in RM million unless otherwise stated)

1) BASIS OF PREPARATION
This interim report is unaudited and has been prepared in accordance with the Financial Reporting Standards ('FRS') 134 "Interim Financial Reporting" issued by Malaysian Accounting Standards Board and paragraph 9.22 of the BURSA MALAYSIA Listing Requirements, and should be read in conjunction with the Group's financial statements for the financial year ended 31 August 2005.
The accounting policies and presentation adopted for the interim financial report are consistent with those adopted for the annual audited financial statements for the financial year ended 31 August 2005.

2) AUDIT QUALIFICATION
The annual audited financial statements for the financial year ended 31 August 2005 were not subject to any qualification.

3) SEASONAL OR CYCLICAL FACTORS
The businesses of the Group are not subject to material seasonal or cyclical fluctuations.

4) UNUSUAL ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME or CASH FLOWS
There were no unusual items of nature, size or incidence that affect the assets, liabilities, equity, net income or cash flows of the Group during the period.

5) MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED
This note is not applicable.

6) DEBT AND EQUITY SECURITIES
(a) With reference to earlier announcement made on 17 August 2005, on 23 January 2006 TNB announced the completion of all the Conditions Precedent pursuant to the Subscription Agreement and Shareholders Agreement signed between TNB Energy Services Sdn.Bhd. and Worldwide Landfills Sdn.Bhd.

(b) During the quarter, 12,524,700 ordinary shares of RM1 each were issued under the Employees' Share Option Scheme II ("ESOS II").

Except for the above, there were no other issuance, cancellation, repurchases, resales and repayments of debt and equity securities during the period.

7) DIVIDEND PAID
There was no dividend paid during the quarter.

8) SEGMENTAL REPORTING
As the principal activities of the Group are the generation, transmission, distribution and sale of electricity in Malaysia, segmental reporting is deemed not necessary.

9) VALUATION OF PROPERTY, PLANT & EQUIPMENT
The Directors have applied the transitional provisions of International Accounting Standard No. 16 (Revised) "Property, Plant and Equipment" as adopted by Malaysian Accounting Standards Board which allow the freehold land, leasehold land, buildings and civil works to be stated at their previous years' valuations less depreciation. Accordingly, these valuations have not been updated.

10) MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD
There were no material events during the quarter.

11) CHANGES IN THE COMPOSITION OF THE GROUP

There were no material changes in the composition of the Group during the quarter.

12) CONTINGENT LIABILITIES

Contingent liabilities of the Group include the following:-

	As at 30 November 2005	As at 31 August 2005
Claims by third parties	837.7	776.1
Trade guarantees and performance bonds	5.5	5.5
Stamp duties on transfer of assets	108.0	108.0
Other contingencies	68.4	68.4
	1,019.6	958.0

Claims by third parties include claims by contractors, consumers and former employees. These claims are being addressed and the Directors are of the opinion that their ultimate resolution will not have a material effect on the financial position of the Group.

13) CAPITAL COMMITMENTS

	As at 30 November 2005
Property, plant and equipment committed over a 5 year period	
Authorised but not contracted for	16,838.9
Contracted but not provided for in the financial statements	2,668.8
	19,507.7

F. ADDITIONAL INFORMATION AS REQUIRED BY PART A OF APPENDIX 9B OF THE BURSA MALAYSIA LISTING REQUIREMENTS

14) REVIEW OF PERFORMANCE

Performance of the current three months ended 30 November 2005 (1st Quarter FY2006) against the corresponding three months ended 30 November 2004 (1st Quarter FY2005):

The net profit for the Group improved from RM8.5 million to RM595.6 million an increase of RM587.1 million. This resulted mainly from higher electricity sales and foreign exchange gain.

For the three months ended 30 November 2005, the Group recorded a total revenue of RM4,911.4 million which was RM366.6 million or 8.1% higher than the corresponding period in the last financial year. The increase was mainly attributed to higher electricity sales which increased by RM349.9 million or 8.0%. The commercial and domestic sectors were the main contributors to the increase of RM146.6 million (9.6%) and RM96.1 million (12.1%) respectively.

The Ringgit Malaysia at the closing of financial period ended 30 November 2005 strengthened against the major currencies which TNB Group was exposed to. This has resulted in foreign exchange gain of RM221.6 million compared to the loss of RM442.1 million recorded in the corresponding period last financial year.

The operating expenses increased by RM445.0 million or 12.2% compared to the corresponding period last financial year. The operating profit of the Group decreased from RM984.9 million to RM922.6 million, a reduction of RM62.3 million or 6.3%. The increase in coal price was the main contributor to the higher operating expenses where the average price increased from US$49.8 to US$52.5 per tonne. The initiatives carried out by the management such as increase efficiency and cost management has helped in containing the increase in operating expenses.

15) MATERIAL CHANGES IN THE QUARTERLY RESULTS COMPARED TO THE PRECEDING QUARTER

Performance of the current quarter (1st Quarter FY2006) against the preceding quarter (4th Quarter FY2005)

Compared to the immediate preceding quarter, the Group revenue of RM4,911.4 million for the first quarter was marginally lower than the preceding quarter by RM44.7 million or 0.9% where the sales of electricity was lower by RM45.2 million.
The operating expenses decreased by RM440.7 from RM4,533.1 million to RM4,092.4 million or 9.7% mainly due to lower energy purchase and lower other general expenses.
The net profit for the first quarter was higher by 47.6% compared to the preceding quarter's profit of RM403.6 million.

16) CURRENT YEAR PROSPECTS

Given the economic outlook for 2006, Management expects growth in electricity demand to be stable. In addition, the Management has embarked on several initiatives to improve the operating efficiencies. However, as prices are expected to rise which may have an impact on the operating costs, the Board of Directors is of the view that such circumstances may pose a challenge to the performance of the Group for FY2006.

17) VARIANCE OF ACTUAL PROFIT FROM FORECAST PROFIT

This note is not applicable.

18) TAXATION

Taxation for the quarter comprised the following:-

	Cumulative	
	ended 30-Nov-05	**ended 30-Nov-04**
Taxation for the Group	(16.0)	(20.1)
Deferred taxation for the Group	(127.1)	(168.3)
Share of taxes in associates	(1.3)	(8.2)

(144.4)	(196.6)

The Group's effective tax rate for the period ended 30 November 2005 is lower than the statutory tax rate due to the high level of income, which are not taxable for tax purposes, compared to profit before tax.

19) PROFIT/(LOSS) ON SALE OF INVESTMENTS

There were no disposals of any investments during the period.

20) PURCHASES AND DISPOSALS OF QUOTED SECURITIES

a) There were no purchases and disposals of quoted securities during the quarter.

b) Investments in quoted securities as at 30 November 2005 are as follows:-

	Quarter ended 30 Nov 05
At cost	1.1
At carrying value	0.1
At market value	0.1

The above quoted securities are managed by external fund managers.

21) STATUS OF CORPORATE PROPOSALS

a) With reference to earlier announcements made on 22 March 2005 and 28 September 2005 in relation to the Shoaiba Phase3 Independent Water and Power Project in the Kingdom of Saudi Arabia, on 15 November 2005 TNB announced that the consortium consisting of TNB, Khazanah Nasional Berhad, Malakoff and Arabian Company For Water And Power Projects Limited has been selected as the successful bidder for the Project.
On 22 December 2005, TNB announced that the Shuaibah Water and Electricity Company has, on 21 December 2005 executed the relevant financing agreements to secure the financing required for the project. The financial close of the financing arrangement was achieved on 24 January 2006.

b) With reference to earlier announcements made on 29 April 2005 and 27 October 2005, on 5 December 2005 TNB announced that its subsidiary, Fibrecomm, has entered into a Deed of Variation with Celcom Transmission (M) Sdn.Bhd, for the purposes of varying the terms of the Deed of Assignment.

c) With reference to earlier announcements made on 5 July 2005 and 5 October 2005 in relation to the conditional Sale of Business Agreement ("the Agreement") entered into by TNB with Northern Utility Resources Sdn. Bhd. (Receivers and Managers appointed) ("NUR"), NUR Generation Sdn. Bhd. (Receivers and Managers appointed) ("NUR Generation") and NUR Distribution Sdn. Bhd. (Receivers and Managers appointed) ("NUR Distribution") for the acquisition of the business of NUR, NUR Generation and NUR Distribution by TNB, on 30 December 2005 TNB announced that all the parties mutually agreed to extend the Cut-Off Date up to and inclusive of 31 March 2006 or such other further period as the Parties may further mutually agree upon in writing.

d) In relation to the proposed bonus issue, we refer to the earlier announcements made on 25 October 2005, 22 November 2005 and 15 December 2005, and on 12 January 2006 TNB announced that in accordance with the provision of the trust deed for the 3.05%, 5-year unsecured convertible redeemable income securities due 2009 ("CRIS") dated 26 April 2004 and the indenture for the 2.625% guaranteed exchangeable bonds due 2007 ("GEB") dated 20 November 2002, sent notices to Malaysian Trustees Berhad and JPMorgan Chase Bank, in their capacity as the trustees of the CRIS and GEB respectively, to inform them of the closed period (as define in the Trust Deed and Indenture) relating to the implementation of the Bonus Issue.

22) GROUP BORROWINGS

a) The analysis of Group borrowings classified under short and long term categories are as follows:-

	As at 30 Nov 05	As at 31 Aug 05
Short term - secured	254.3	256.0
- unsecured	2,110.5	2,723.6
Sub-total	2,364.8	2,979.6
Long term - secured	3,428.4	3,443.2
- unsecured	23,090.0	23,565.6
Sub-total	26,518.4	27,008.8
Total	28,883.2	29,988.4

22) GROUP BORROWINGS (continued)

b) Currency denominations:-

	As at 30 Nov 05	As at 31 Aug 05
Japanese Yen	4,088.3	4,396.3
Sterling Pound	1,211.8	1,259.9
US Dollar	8,205.5	8,669.6
Euro	537.0	557.9
Others	11.1	12.5
Total Ringgit equivalent of foreign currency borrowings	14,053.7	14,896.2
Ringgit borrowings	14,829.5	15,092.2
Total	28,883.2	29,988.4

c) Effective average cost of funding based on exposure as at 30 November 2005 was 5.70% (FY2005: 5.37%).

d) Repayments of long term debts during the period were as follows:

(i) Foreign currency denominated term loans of RM983.8 million, and

(ii) Ringgit denominated term loans of RM386.7 million.

23) OFF BALANCE SHEET FINANCIAL INSTRUMENTS

TNB has certain financial instruments including assets and liabilities incurred in the normal course of business. As part of its risk management's strategy, the Company manages its exposure to market rate movements of its financial liabilities through the use of derivative financial instruments. Virtually all foreign currency contracts are denominated in US Dollar, Japanese Yen and Pound Sterling.

TNB has entered into currency and interest rate swap agreements and currency and interest rate option agreements, which mature from year 2006 to 2034. TNB has entered into these derivatives to reduce its exposure to losses resulting from adverse fluctuations in interest rates or foreign currency exchange rates on underlying debt instruments.

The details and the financial effects of the derivative financial instruments that TNB has entered into are substantially described in note 27 to the financial statements of TNB for the financial year ended 31 August 2005 (pages 203-207 of TNB's Annual Report).

There has been no material changes to the derivative financial instruments described therein between the date of financial statements (dated 25 October 2005) and the date of this announcement.

As at 19 January 2006, the outstanding notional principal amount of derivative financial instruments entered into by the Group was RM2,560.5 million. While this amount is the total of the notional principal amount of outstanding financial instruments, it is not a measure of the extent of risks that TNB is exposed to.

All the above instruments were executed with creditworthy financial institutions and the Directors of TNB are of the view that the possibility of non-performance by these financial institutions is unlikely on the basis of their respective financial strength.

24) MATERIAL LITIGATION

There is no pending material litigation at the date of this announcement other than those disclosed in the circular to shareholders dated 23 November 2005.

25) DIVIDEND

At the Annual General Meeting held on 15 December 2005, the shareholders of TNB had approved recommended a final gross dividend of 12.0 sen per ordinary share (FY2004: final gross dividend of 10.0 sen and special dividend of 4.0 sen per ordinary share less income tax of 28%) less income tax of 28% in respect of the financial year ended 31 August 2005. The dividend was paid on 10 January 2006.

The Board does not recommend any dividend for the quarter ended 30 November 2005.

26) EARNINGS PER SHARE

	Quarter ended 30-Nov-05	Quarter ended 30-Nov-04
(a) Basic earnings per share		
Net profit for the quarter (RM 'million)	595.6	8.5
Weighted average number of ordinary shares in issue ('000)	3,227,425	3,160,227
Basic earnings per share (sen)	18.45	0.27
(b) Diluted earnings per share		
Net profit for the quarter (RM 'million)	595.6	8.5
Elimination of interest expense on Guaranteed Exchangeable Bonds, net of tax effect (RM 'million)	10.0	-
	605.6	8.5
Weighted average number of ordinary shares in issue ('000)	3,227,425	3,160,227
Adjustments for:-		
- conversion of share options exercised ('000)	18,482	34,839
- conversion of Guaranteed Exchangeable Bonds ('000)	148,924	-
Weighted average number of ordinary shares for diluted earnings per share ('000)	3,394,831	3,195,066
Diluted earnings per share (sen)	17.84	0.27

By Order of the Board

NOR ZAKIAH BINTI ABDUL GHANI (LS 0008795)
Company Secretary
Kuala Lumpur
25 January 2006

General Announcement
Reference No **TN-060125-12524**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	24/01/2006

Type	:	**Announcement**
Subject	:	**ACHIEVEMENT OF FINANCIAL CLOSE IN RELATION TO FINANCING EXERCISE FOR SHUAIBAH PHASE 3 INDEPENDENT WATER AND POWER PROJECT ('IWPP') IN THE KINGDOM OF SAUDI ARABIA**

Contents :

We refer to our earlier announcements made on 22 March 2005, 28 September 2005, 15 November 2005, 22 December 2005 and 18 January 2006 in relation to the Shuaibah Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, ("KSA") (the "Project").

Tenaga Nasional Berhad is pleased to announce that the Shuaibah Water and Electricity Company, which is 60% owned by Saudi-Malaysia Water & Electricity Company Limited, had successfully achieved financial close for the Project on 24 January 2006.

Announcement dated 24 January 2006

General Announcement
Reference No **TN-060121-13478**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	23/01/2006

Type	:	**Announcement**
Subject	:	**JANA LANDFILL SDN. BHD. ("JLSB") CAPITAL RESTRUCTURING THROUGH THE ISSUANCE OF THE ORDINARY SHARES AND REDEEMABLE PREFERENCE SHARES ("RPS") AND THE SUBSCRIPTION OF THE ORDINARY SHARES AND RPS BY TNB ENERGY SERVICES SDN. BHD. ("TNBES") AND WORLDWIDE LANDFILLS SDN. BHD. ("WLSB")**

Contents :

We refer to our earlier announcement made on 17 August 2005.

Tenaga Nasional Berhad ("TNB") wishes to announce the completion of all the Conditions Precedent pursuant to the Subscription Agreement ("SA") and Shareholders Agreement ("SHA") signed between its wholly owned subsidiary, TNBES and WLSB on 17 August 2005.

The signing of SA and SHA are in relation to JLSB's capital restructuring through the issuance of the ordinary shares and RPS and the subscription of the ordinary shares and RPS by TNBES. Pursuant to the SA and SHA, JLSB has restructured its share capital through the issuance of 98 ordinary shares valued at RM1.00 each and the creation including the issuance of 5,400,000 units of RPS, issued at RM1.00 each at a nominal value of 1 sen per unit with a premium value of 99 sen per unit. The redemption premium of the RPS is RM0.80 per unit to the issued price of RM1.00 each. Hence, the RPS shall be redeemed at a premium price of RM1.80 per unit.

TNBES has subscribed by way of conversion of the advance made by TNBES to JLSB, 68 ordinary shares and 3,780,000 RPS at issued price of RM1.00 per unit. WLSB has subscribed by cash 30 ordinary shares and 1,620,000 RPS at issued price of RM1.00 per unit. Proceeds from WLSB's subscriptions of ordinary shares and RPS shall be utilized by JLSB to repay TNBES for the balance advances amounting to RM1,538,154.16.

With the completion of the SA and SHA, TNBES shall hold 70% interest in JLSB and WLSB shall hold the remaining 30% interest. The equity participation for TNBES and WLSB in JLSB shall be as follows:

Company	Ordinary Shares	Redeemable Preference Shares	Percentage of holdings
TNBES	70	3,780,000	70%
WLSB	30	1,620,000	30%
Total	**100**	**5,400,000**	**100%**

The said transaction is considered as a viable investment and is in the best interest of TNB and TNBES.

None of the Directors of TNB and/or Substantial Shareholders and/or Persons Connected to them have any interest, direct or indirect in the transaction.

The transaction does not have any effect on the issued and paid-up capital of TNB and it does not have any material effect on the earnings and NTA of TNB Group or on the shareholding of the substantial

shareholders of TNB. Further to that, this transaction does not require the shareholders' approval.

This announcement is dated 23 January 2006.

General Announcement
Reference No **TN-060119-19279**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	18/01/2006

Type	:	**Announcement**
Subject	:	**RELATED PARTY TRANSACTION - JOINT PARTICIPATION AS JOINT AND SEVERAL GUARANTORS FOR THE EQUITY BRIDGE LOAN IN RELATION TO SHOAIBA PHASE 3 INDEPENDENT WATER AND POWER PROJECT ("IWPP") IN THE KINGDOM OF SAUDI ARABIA**

Contents :

1. INTRODUCTION

We refer to our earlier announcements made on 22 March 2005, 28 September 2005, 15 November 2005 and 22 December 2005 in relation to the Shuaibah Phase 3 Independent Water and Power Project in the Kingdom of Saudi Arabia, ("KSA") (the "Project").

Pursuant to Paragraph 10.08(1) of the Listing Requirements of Bursa Malaysia ("Listing Requirements"), Tenaga Nasional Berhad ("the Company" or "TNB") is pleased to announce that on
18 January 2006, TNB, together with Khazanah Nasional Berhad ("Khazanah") and Malakoff Berhad
("Malakoff") (together the "Malaysian Sponsors") had entered into the following agreements:

i) the Guarantee Agreement with Mizuho Corporate Bank, Ltd., Labuan Branch ("Guarantee Agreement") relating to the equity bridge loan to guarantee the obligations of Shuaibah Water and Electricity Company ("Project Company") in relation to the Equity Bridge Facilities Agreement ("EBL Agreement"); and

ii) the Agreement relating to Malaysian Sponsors' Guarantee For Offshore Equity Bridge Facility.

2. DETAILS OF THE CORPORATE GUARANTEE

The Project Company had, on 21 December 2005, executed the financing agreements to secure financing for the Project including inter alia the EBL Agreement together with Gulf International Bank B.S.C. (as Onshore Equity Bridge Facility Agent), Mizuho Bank, Labuan Branch (as Offshore Equity Bridge Facility Agent), ABN AMRO Bank N.V., London Branch (as Intercreditor Agent) and others named therein.

The Project Company's obligations with respect to the repayment of monies borrowed under the equity bridge loan (including the payment of commission accrued thereon and commitment fees and other amounts attributable thereto) are to be guaranteed by each Sponsors and original shareholders of the Project Company i.e the Malaysian Sponsors, Arabian Company For Water And Power Projects Limited ("ACWA"), Public Investment Fund of KSA ("PIF") and the Saudi Electricity Company ("SEC").

The amount that need to be raised by the Malaysian Sponsors is USD159.15 million. It is a condition precedent to the drawing of the equity bridge loan that each of the Malaysian Sponsors execute the Guarantee Agreement in favour of the Offshore Equity Bridge Facility Agent to guarantee the due and punctual payment of all sums (whether principal, interest, fees or otherwise) which may become payable by the Project Company as the borrower under the equity bridge loan.

The Malaysian Sponsors have also agreed to enter into an Agreement relating to Guarantee Agreement to regulate inter alia their relationship and their respective obligations and

liabilities in connection with the Corporate Guarantee and to provide for counter-indemnity between the Malaysian Sponsors in the event of breach or default by any of the Malaysian Sponsors of its obligations under the Guarantee Agreement.

3. RATIONALE

The equity bridge loan structure has been used extensively in IWPPs in the Middle East particularly in Abu Dhabi, Bahrain and Oman from 2002. The rationale for the use of the equity bridge loan in place of equity in the early period is to optimize shareholders return, which results in a lower tariff whilst at the same time enhancing the bid competitiveness.

By entering into a Guarantee Agreement instead of a letter of credit to guarantee the Project Company's obligations with respect to the repayment of monies borrowed under the equity bridge loan, the shareholders return with respect to the Malaysian Sponsors is expected to be higher due to savings on the costs that would otherwise be incurred for the issuance of a letter of credit.

4. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Pursuant to Paragraph 10.08 of the Listing Requirements of Bursa Malaysia, the Guarantee *Agreement* entered into by TNB with Khazanah is deemed to be a related party transaction by virtue of Khazanah, being a major shareholder of TNB, making Khazanah an Interested Major Shareholder.

As such, Khazanah is deemed to be interested in the transaction. Accordingly, Khazanah has abstained and will continue to abstain from all board deliberations and voting in respect of the Guarantee Agreement at the relevant board meetings of the Company to consider the Guarantee Agreement.

Save as disclosed above, none of the directors and /or major shareholders of TNB or persons connected with the directors and/or major shareholders of TNB have any interest, direct or indirect in the Guarantee Agreement.

5. STATEMENT BY DIRECTORS

After having considered all aspects of the Guarantee Agreement, the Board is of the opinion that entering into the Guarantee Agreement is in the best interest of the Company.

Announcement dated 18 January 2006.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 34882 OF 2006

Company Name : TENAGA NASIONAL BHD
Stock Name : TENAGA
Date Announced : 20/01/2006

Subject : TENAGA- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 177,600 new ordinary shares of RM1.00 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 24 January 2006.**

General Announcement
Reference No **TN-060113-18007**

Company Name	:	TENAGA NASIONAL BHD
Stock Name	:	TENAGA
Date Announced	:	12/01/2006

Type	:	**Announcement**
Subject	:	**PROPOSED BONUS ISSUE OF NEW ORDINARY SHARES OF RM1.00 EACH IN TNB ("TNB SHARES") (THESE NEW TNB SHARES SHALL BE REFERRED TO AS "BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) BONUS SHARE FOR EVERY FOUR (4) EXISTING TNB SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED AND ANNOUNCED LATER ("BONUS ISSUE")**

Contents :

Reference is made to the announcements dated 25 October 2005 and 22 November 2005 in relation to the Bonus Issue.

The Board of Directors of TNB ("Board") wishes to announce that the Company has, on 12 January 2006, in accordance with the provision of the trust deed for the 3.05%, 5-year unsecured convertible redeemable income securities due 2009 ("CRIS") dated 26 April 2004 ("Trust Deed") and the indenture for the 2.625% guaranteed exchangeable bonds due 2007 ("GEB") dated 20 November 2002 ("Indenture"), sent notices to Malaysian Trustees Berhad and JPMorgan Chase Bank, in their capacity as the trustees of the CRIS and GEB respectively, to inform them of the closed period (as defined in the Trust Deed and Indenture) relating to the implementation of the Bonus Issue ("Closed Period").

The Closed Period refers to the period during which the holders of the CRIS and GEB are not allowed to convert or to exchange their CRIS and GEB respectively into new TNB Shares. The Closed Period has been set to commence on 6 February 2006 and end on 28 February 2006.

The Board will announce the entitlement date for the shareholders of TNB to participate in the Bonus Issue in due course.

In accordance with the provisions of the Trust Deed and Indenture, the exchange price of the GEB and the conversion price of the CRIS will be adjusted for the Bonus Issue and appropriate announcement in relation to the above adjustments will be made in due course. Adjustments will also be made to the exercise prices and the number of TNB Shares which may be issued pursuant to the exercise of the outstanding options granted under the employees share options scheme of the Company ("Scheme") in accordance with the bye-laws of the Scheme.

This announcement is dated 12 January 2006